REVOLUTIONS MEDICAL CORPORATION
670 MARINA DRIVE, 3RD FLOOR
CHARLESTON, SC 29492

November 3, 2011

VIA EDGAR
Amanda Ravitz
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Withdrawal of Acceleration Request

Dear Ms. Ravitz:

On October 28, 2011, Revolutions Medical Corporation (the “Company”) filed a letter with the U.S. Securities and Exchange Commission (the “SEC”) as “SEC Correspondence” via Edgar.  The letter requested that, pursuant to Rule 461 of the Securities Act of 1933, as amended, the SEC accelerate the effective date of the Company’s registration statement on Form S-1/A, filed on September 23, 2011 (File No. 333-173340) (the “Registration Statement”).  The Company hereby requests to withdraw such acceleration request in order to file an amendment to the Registration Statement.

Please feel free to contact me at (843) 971-4848 should you have any questions.  Thanks.

Very truly yours,

/s/ Rondald L. Wheet
Rondald L. Wheet
Chief Executive Officer